EXHIBIT 12

HEALTHTRONICS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002, 2001 and 2000

	Years Ended December 31,
($ in thousands)	2004	2003	2002	2001	2000
Income (loss) before income taxes and after minority interests	$1,248	$8,890	$795	$(22,979)	$17,383

Undistributed equity income	—	—	—	(271)	(274)

Minority interest income of subsidiaries with fixed charges	15,989	10,996	8,910	9,350	11,684

Adjusted earnings	17,237	19,886	9,705	(13,900)	28,793

Interest on debt	9,778	8,991	9,697	10,983	10,563

Debt issuance costs	—	257	1,069	163	173

Total fixed charges	9,778	9,248	10,766	11,146	10,736

Total available earnings before fixed charges	$27,015	$29,134	$20,471	$(2,754)	$39,529

Ratio	2.8	3.2	1.9	(0.2)	3.7